January 9, 2006

By Facsimile and U.S. Mail

James G. Swensen, Jr.
Swensen & Andersen PLLC
136 South Main Street, Suite 318
Salt Lake City, Utah 84101

	Re:	ITEC Attractions
		Schedule 13E-3, Amendment No. 1
		Preliminary Information Statement on Schedule 14C
		Filed December 14, 2005

Dear Mr. Swensen:

	We have the following comments on the above-referenced filing.
Note that we have limited our review to issues related to Rule
13e-3:

Schedule 13E-3
1. We reissue comment 4 insofar as you have not filed the loan document executed between Ms. L. Ann Bluto and the company, as required by Item 1016(b) of Regulation M-A and Item 16 of Schedule 13e-3.

Preliminary Information Statement on Schedule 14C

Background of the Reverse Stock Split, page 8
2. We reissue comment 5. Revise the background section to provide more specific information. For example, provide dates of meetings of the board, dates that the financial advisor made presentations, to clarify what occurred between January 2004 and January 2005, etc. In addition, revise to provide a more specific description regarding how the board determined the final price to be paid to security holders.
Effects of the Reverse Stock Split, page 10
3. In this section refer Item 1006(c)(6), (7), and (8) of
Regulation
M-A. Revise your disclosure to delete the references to the Item and to clarify the information you are attempting to inform security holders. Refer to the last two sentences of General Instruction E to
Schedule 13E-3.
4. Please provide the confirmation requested in the last sentence of comment 20 or revise the document accordingly. For example, it is unclear where you have disclosed each filing persons purpose for engaging in the reverse stock split or each filing persons reasons for engaging in this form of transaction at this time, as required by
Item 1013(a) and (b) of Regulation M-A.

Material Federal Tax Consequences, page 12
5. You are required to summarize the material federal tax consequences of this transaction and security holders are entitled to rely on your disclosure; therefore, please eliminate the IRS Circular
230 disclaimer or provide us your detailed analysis regarding why you believe it is required in this situation. Also, while you may recommend that security holders consult their individual tax advisors with respect to their particular tax consequences, you may not "urge" them to do so. Please revise the first, fifth and penultimate paragraphs of this section accordingly.

Determination by the Board of Directors, page 15
6. We reissue comment 7. We are unable to locate revised disclosure indicated that each filing person has determined that the transaction is procedurally and substantively fair to the unaffiliated security holders.
7. We note the revised disclosure in response to comment 8. Confirm, if true, that your definition of unaffiliated security holders, which includes "shareholders who are not a part of the Principal Group," is consistent with the definition in Rule 13e-3. For example, are there executive officers of the company or board members who are not members of the principal group, but who would be included in your definition?

Determination by the Principal Group and the "Filing Persons",
page
18
8. We note the revised disclosure in response to comment 9. Are there members of the Principal Group who are not filing persons on the Schedule 13E-3? If not, please clarify this disclosure.
9. We reissue comments 10 and 12 because it is unclear, based on the current disclosure, what consideration the board gave to liquidation value and going concern value.
10. We reissue comment 11. As each report relates to the fairness of the consideration to the unaffiliated security holders, each report must be filed as an exhibit to the Schedule and summarized in the document to be disseminated to security holders. As noted in our prior comment, this includes preliminary and final reports. It also includes any preceding reports. For additional information on this
Item requirement, please review In the Matter of Meyers Parking System, Inc., Exchange Act Release No. 26069 (Sept. 12, 1988) and the no-action letter Charles L. Ephraim (Sept. 30, 1987). In addition, we note that the opinion provided with the initial Schedule 13E-3 states, "This report has been prepared for the specific purpose of establishing the fair value of the common stock of ITEC . . . ..[and]
is intended for o other use, and is not to be copied or given to unauthorized persons without the direct written consent of HVA." Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. In addition, disclose, if true, that the financial advisor has consented to your use of its opinion in the document.
11. We reissue comments 14 and 17. We are unable to locate a discussion of the filing persons procedural fairness determination.
Revise the document to provide a separate section that addresses this determination. Please consider the guidance in Q&A No. 21 in Exchange Act Release No. 17719 (April 13, 1981) in drafting the revised disclosure. In particular, please note that where a procedural protection in Item 1014 is not present, each filing person must disclose how the procedural fairness determination was reached despite the absence of the safeguard.
Cost Savings, page 18
12. We reissue comment 15. Revise the document to clarify the direct and indirect cost savings and to quantify and identify the types of savings that comprise the $25,000 estimated savings disclosed on page
18.

Closing Comment
13. Please provide the acknowledgements in the bulleted paragraphs of
the closing comment of our prior letter with respect to each filing
person.  For example, each filing person must acknowledge that he
or
she is responsible for the adequacy and accuracy of the disclosure in
the filings.
      *  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." To expedite our review, please cite the page numbers of any changes you make to the document in response to our comments. If you do not agree with a comment, please tell us why in your response. Please note that Rule 14c-5(e) requires you to file a revised preliminary information statement that is marked to show changes. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
      Special Counsel
      Office of Mergers and Acquisitions
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James G. Swensen, Jr.
January 9, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE